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                                                                 Exhibit (b)(9)

                           HEALTHCARE PROPERTY APPRAISERS
                                  OF AMERICA, INC.

                                Post Office Box 2227
                       Hwy. 64 E., Laurel Terrace, 2nd Floor
                           Cashiers, North Carolina 28717
                                Phone: 704-743-5204
                                 Fax: 704-743-1730

December 20, 1997



Mr. David Brickman
Capitol Senior Living, Inc.
4160 Dallas Parkway
Dallas, Texas 75240


Re: Restricted Update Appraisal Report of the Complete Appraisal on The Cedarbrook Rebound Facility in Gallatin, Tennessee AND Residential Property at 2375 Nashville Pike, Gallatin, Tennessee Residential Property at 1284 Hitt Lane in Goodlettsville, Tennessee


Dear Mr. Brickman


USE RESTRICTION

The use of this Restricted Appraisal Report is restricted in that it may be relied on only by you, its intended user. Anyone else is an unintended user. It cannot be understood properly without additional information contained in our office work file or in the Self-Contained Appraisal Report dated April 10, 1997.

On April 10, 1997 we performed an appraisal and issued a report on the above property. This current Restricted Appraisal Report incorporates by reference that preceding appraisal, all supporting data and files. We have not re-inspected the site and building improvements. The purpose of the current update appraisal, with Report Date of December 20, 1997, has been to estimate the Market Value of the fee simple estate as of an effective date of December 20, 1997. We understand the intended use of this appraisal to be for your internal use.


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Mr. David Brickman
December 20, 1997
The Cedarbrook Rebound Facility


SCOPE OF THE APPRAISAL

Our original Complete Appraisal dated April 10, 1997 was not limited in scope, and was based upon generally accepted appraisal practices. Within that valuation analysis we completed the following functions, and procedures:

     -    Made an inspection of the subject property.

     - Familiarized ourselves with the neighborhood and analyzed the surrounding property trends;

     - Considered and reviewed the historical market taking into account stability and/or changes;

     - Gathered comparable land sales to determine the market value of the land, and estimated the replacement cost new and accrued depreciation, and calculated the value of the subject property via the cost approach to value.

     - Researched comparable sales, comparing actual sales of similar properties to the subject, confirmed wherever possible, and valued the subject via the Sales Comparison Approach to Value;

     - Did not perform the Income Capitalization Approach to Value due to the Special Purpose nature of the structure;

     - Considered all applicable approaches to value specifically, the Cost and Sales Comparison Approaches to Value, and their applicability in the analysis of the subject property, and reconciled our final value conclusion.

In this update report, the scope of our work included consultation with local real estate brokers and appraisers as well as healthcare professionals, in order to ascertain if there has been any change in the local market and hence the Value of the Subject Property. Sources utilized to obtain this information include information contained in our office files, and discussions with other real estate experts, including brokers, other appraisers, buyers, sellers, developers, and lenders.

This Restricted Appraisal Report sets forth in summary form the property identification, purpose and effective date of the appraisal and our opinion of the subject property's Market Value. This letter should be considered a Restricted Appraisal Report in that it is presented here in an abridged format. The information contained in this Restricted Appraisal Report is limited in scope, and based on more complete information, analysis and conclusions retained in our file. The complete data, investigation, and analyses leading to the conclusions reached are not fully described or discussed, but are incorporated as part of this Restricted Appraisal Report by reference.


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Mr. David Brickman
December 20, 1997
The Cedarbrook Rebound Facility


Market Value is as defined in The Uniform Standards of Professional Appraisal Practice (USPAP).

The subject property is generally identified as The Cedarbrook Rebound Facility which is located at 1400 Nashville Pike, Gallatin, Tennessee. The subject property includes 6.95 acres of land and building improvements containing 42,350 sf of building area. The subject property to be valued consists of real property only, without personal property or any business value that might be derived from the business operation operated therein.

According to the present owner, the subject property has not been sold in the last three years.

We interviewed knowledgeable realtors and appraisers who are active in the Northern Nashville area. This is generally an attractive area for long term growth as it lies between Gallatin and Goodlettsville and Nashville and on the main connecting highway. This is an attractive residential area as there has been some development of large luxury homes for the Country Music Entertainment market. The close proximity to the college is also a possible benefit. However, as with all properties of this type, there are considerable special use factors in the subject's structure that will limit its marketability. It is our opinion that them has no been no measurable market change since our April report.

After reviewing the local market and the Cost and Sales Comparison Approaches to Value, we reconfirm the FINAL MARKET VALUE, as of December 20, 1997, of the Cedarbrook Rebound Facility main campus subject to the Limiting Conditions and Underlying Assumptions and Appraiser's Certification attached, to be:


                                    $200,000

The appraiser has reviewed an appraisal by Robert Collier, SRA on the residential property located at 2375 Nashville Pike in Gallatin, TN. This 5,179 sf house sits on 7.5 acres of land. Mr. Collier appraised this property April 25, 1997 for $390,000, After discussion with Mr. Collier, we can reconfirm that value estimate as still valid.

The appraiser has reviewed an appraisal of 1284 Hitt Lane in Goodlettsville, TN, prepared by Mr. Robert Collier, SRA, estimating a value as of April 25, 1997 of $790,000. This 5,354 sf home sits on 11.35 acres. After discussions with Mr. Collier, we believe this property to continue to have that same value in today's market.

Respectfully submitted,



J. MICHAEL BURROUGHS, MAI, SRA
President


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